UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies about pieces of news in the media

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Rio de Janeiro, October 18, 2021 – Petróleo Brasileiro S.A. – Petrobras clarifies about pieces of news in the media regarding cuts in fuel orders fulfillment. As disclosed in the 2Q21 Production and Sales Report, the company operated its refining facilities in the first half of 2021 with a utilization factor (UF) of 79%, in line with the 2020 average and higher than that recorded in 2019 (77%) and 2018 (76%), even considering the scheduled stoppages at the REDUC, RPBC, REGAP, RLAM, REPAR and REVAP refineries, which were postponed from 2020 to 2021 due to the pandemic. As of October 2021, the Company is operating with a UF of 90%.

In recent years Petrobras has made investments in its refining park to increase its capacity to economically process the heavier Brazilian crude oil, improve the quality of the product to meet stricter regulatory standards, modernize refineries and reduce the environmental impact of its refining operations.

Petrobras also clarifies that, in recent years, the Brazilian diesel market has been supplied both by its production and by imports carried out by distributors, third parties and by the Company, which ensured that domestic demand was fully met. For the month of November, Petrobras received orders well above the previous months and its production capacity. Only long in advance would Petrobras be able to plan itself to meet this atypical demand. Compared to November 2019, distributors' demand for diesel increased by 20% and for gasoline by 10%, representing more than 100% of the Brazilian market. Petrobras continues to comply with the contracts with the Distributors, in accordance with the terms and deadlines in effect and its capacity. In addition, the Company is maximizing its production and deliveries, operating with high utilization of its refineries.

Facts deemed relevant on the subject will be timely disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer